UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

On July 14, 2023, CureVac N.V. (the “Company”) issued a press release announcing that Chief Scientific Officer Dr. Igor Splawski will step down effective July 14, 2023. During the search for a successor, CureVac’s Chief Development Officer, Dr. Myriam Mendila, will head the advancement of CureVac’s unique mRNA technology platform and its integration with the clinical development of novel mRNA vaccines and therapeutics

The information included in this Form 6-K (including Exhibit 99.1, but excluding the statements of the Company’s Chief Scientific Officer and the Chairman of the Supervisory Board contained in Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Alexander Zehnder
Chief Executive Officer

Date: July 14, 2023

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	CureVac N.V. Press Release dated July 14, 2023.